Exhibit 8.1

Subsidiaries of NewAmsterdam Pharma Company N.V.

Legal Name	Jurisdiction of Incorporation
Frazier Lifesciences Acquisition Corporation	Delaware
NewAmsterdam Pharma Holding B.V.	Netherlands
NewAmsterdam Pharma B.V.	Netherlands
NewAmsterdam Pharma Corporation	Delaware